Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2015 Results

CHONGQING, China—May 8, 2015—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the first quarter of 2015.

First Quarter 2015 Financial and Operating Highlights

•	Record-high polysilicon production volume of 1,801 MT in Q1 2015, compared to 1,791 MT in Q4 2014
•	Polysilicon shipments of 1,532 MT in Q1 2015, compared to 1,537 MT in Q4 2014
•	Record-low polysilicon production cost(2) of $12.80/kg in Q1 2015, compared to $13.23/kg in Q4 2014; cash cost of $10.53/kg in Q1 2015, compared to $10.88/kg in Q4 2014
•	Wafer shipments of 18.8 million pieces in Q1 2015, compared to 17.8 million pieces in Q4 2014
•	Non-GAAP gross margin(1) of 28.0% in Q1 2015, compared to 32.1% in Q4 2014
•	EBITDA(non-GAAP)(1)of $11.4 million in Q1 2015, compared to $14.7 million in Q4 2014
•	Net income attributable to Daqo shareholders of $1.2 million in Q1 2015, compared to $3.6 million in Q4 2014

	Three months ended
US$ millions except as indicated otherwise	March 31, 2015	December 31, 2014	March 31, 2014
Revenues	41.9	49.5	42.1
Gross profit	8.5	12.6	9.0
Gross margin	20.2%	25.4%	21.4%
Operating income	4.1	7.6	6.6
Net income attributable to Daqo New Energy shareholders	1.2	3.6	2.6
Basic earnings per ADS ($ per ADS)	0.12	0.40	0.38
Non-GAAP gross profit (1)	11.7	15.9	12.7
Non-GAAP gross margin (1) (%)	28.0%	32.1%	30.2%
EBITDA (non-GAAP) (1)	11.4	14.7	13.7
EBITDA margin (1) (%) (non-GAAP)	27.3%	29.6%	32.5%
Polysilicon shipments (MT)	1,532	1,537	1,391
Polysilicon production cost ($/kg) (2)	12.80	13.23	14.49
Polysilicon cash cost (excl. dep'n) ($/kg) (2)	10.53	10.88	11.75

Note:

(1) Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA and EBITDA margin on a non-GAAP basis to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(2) Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the quarter. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang divided by the production volume in the quarter.

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Commentary

In the first quarter of 2015, we further increased our production volume to 1,801 MT from 1,791 MT in the fourth quarter of 2014. More importantly, we reduced our total production cost to $12.80/kg and cash cost to $10.53/kg, which represent the best ever cost structures in our Xinjiang facilities. The cost reduction was primarily due to lower electricity consumption on a per unit basis contributed by the improvement in production efficiency.

In the first quarter of 2015, we shipped 1,532 MT of polysilicon and 18.8 million pieces of wafer. The sales volumes for polysilicon and wafer were 1,502 MT and 18.1 million pieces, respectively. The average selling prices, or ASPs, for polysilicon were $18.09/kg, compared to $20.47/kg in the further quarter of 2014. We achieved EBITDA of $11.4 million, operating income of $4.1 million and net income attributable to Daqo shareholders of $1.2 million in the first quarter of 2015.

In May, we successfully completed the annual maintenance in our Xinjiang polysilicon facilities, which has affected our production for five days. We will complete all the preparation work for the expansion of our polysilicon capacities by 6,000 MT by the end of May and start pilot production in June. We expect to fully ramp up the capacity during the third quarter. Given that our current cost structure is already below $13/kg, we are confident that we will achieve the production cost target of $12/kg when we fully ramp up the expanded capacities and run the whole 12,150 MT with Hydrochlorination technology.

Market outlook and Q2 2015 guidance

The consensus of the market believes that a year-on-year growth of 15%~20% could be expected for the global solar installation. That means the demand for polysilicon in 2015 could potentially increase by 40~50 thousand MT compared with 2014. In the first quarter of 2015, China's newly added installation is reported to be 5.04GW, which accounts for 28% of the announced 2015 target for solar PV installations of 17.8GW. We believe polysilicon ASPs would recover in the second half, driven by increasing demand not only in China but worldwide as well, although there could be some additional polysilicon supply coming into the market late this year.

For the second quarter of 2015, the Company expects to ship 1,320 MT of polysilicon. The annual maintenance has affected our polysilicon production for five days. In addition, in the second quarter we expect our internal polysilicon shipment to our wafer sector will be more than before. However, we expect our polysilicon inventory will remain at a very low level by the end of the second quarter. The Company also expects to ship approximately 17.5 million to 18.0 million pieces of wafer. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See "Safe Harbor Statement" at the end of this press release.

First Quarter 2015 Results

Revenues

Revenues were $41.9 million, compared to $49.5 million in the fourth quarter of 2014 and $42.1 million in the first quarter of 2014.

The Company generated revenues of $27.2 million from 1,502 MT of polysilicon sold, compared to $33.8 million from 1,646 MT of polysilicon sold in the fourth quarter of 2014, and $30.1 million from 1,391 MT of polysilicon sold in the first quarter of 2014. The decrease in polysilicon revenues compared to the fourth quarter of 2014 was primarily due to the impact of lower selling prices and lower sales volume.

The Company generated $14.7 million from 18.1 million pieces of wafer sold, compared to $15.7 million from 18.3 million pieces of wafer sold in the fourth quarter of 2014 and $12.0 million from 17.4 million pieces of wafer sold in the first quarter of 2014. The decrease in wafer revenues compared to the fourth quarter of 2014 was mainly resulted from the impact of lower selling prices and lower sales volume.

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Gross profit and margin

Gross profit was approximately $8.5 million, compared to $12.6 million in the fourth quarter of 2014 and $9.0 million in the first quarter of 2014.

Gross margin was 20.2%, compared to 25.4% in the fourth quarter of 2014 and 21.4% in the first quarter of 2014. The lower selling prices of polysilicon dominated the decrease of the gross margin, mitigated by the record low production cost of polysilicon realized in the first quarter of 2015.

In the first quarter of 2015, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $3.3 million, compared to $3.3 million in the fourth quarter of 2014 and $3.7 million in the first quarter of 2014. Excluding such costs, the non-GAAP gross margin was approximately 28.0%, compared to 32.1% in the fourth quarter of 2014 and 30.2% in the first quarter of 2014.

Selling, general and administrative expenses

Selling, general and administrative expenses were $4.6 million, compared to $4.7 million in the fourth quarter of 2014 and $1.5 million in the first quarter of 2014. Of the selling, general and administrative expenses, approximately $1.8 million were share-based compensation expenses in the first quarter of 2015, compared to $0.1 million in the fourth quarter of 2014. We expect to continue to incur such non-cash expenses in the remaining three quarters of 2015 but at a significantly lower level of approximately $0.5 million per quarter, as the amount of share options that will vest during each of the remaining three quarters will be lower as compared with the first quarter of 2015.

Research and development expenses

Research and development expenses were approximately $0.1 million, compared to $0.2 million in the fourth quarter of 2014 and $1.0 million in the first quarter of 2014.

Other operating income (expense)

Other operating income was $298 thousand, compared to other operating expense of $53 thousand in the fourth quarter of 2014 and other operating income of $36 thousand in the first quarter of 2014. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, the amount of which fluctuates from period to period.

Operating income and margin

As a result of the foregoing, operating income was $4.1 million, compared to $7.6 million in the fourth quarter of 2014 and $6.6 million in the first quarter of 2014.

Operating margin was 9.7%, compared to 15.4% in the fourth quarter of 2014 and 15.7% in the first quarter of 2014.

Net Interest expense

Net interest expenses were $3.2 million, compared to $4.0 million in the fourth quarter of 2014 and $4.0 million in the first quarter of 2014.

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EBITDA

EBITDA was $11.4 million, compared to $14.7 million in the fourth quarter of 2014 and $13.7 million in the first quarter of 2014. EBITDA margin was 27.3%, compared to 29.6% in the fourth quarter of 2014 and 32.5% in the first quarter of 2014.

Net income attributable to our shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $1.2 million, compared to $3.6 million in the fourth quarter of 2014 and $2.6 million in the first quarter of 2014.

Earnings per basic ADS were $0.12, compared to $0.40 in the fourth quarter of 2014, and $0.38 in the first quarter of 2014.

Financial Condition

As of March 31, 2015, the Company had $32.2 million in cash and cash equivalents and restricted cash, compared to $29.2 million as of December 31, 2014 and $24.2 million as of March 31, 2014.

As of March 31, 2015, the accounts receivable balance was $8.8 million, compared to $8.7 million as of December 31, 2014. As of March 31, 2015, the notes receivable balance was $48.4 million, compared to $50.2 million as of December 31, 2014. As of March 31, 2015, total borrowings were $222.2 million, of which $74.2 million were long-term borrowings, compared to total borrowings of $237.1 million, including $77.3 million long-term borrowings as of December 31, 2014.

Cash Flows

For the three months ended March 31, 2015, net cash provided by operating activities was $1.3 million, compared to $15.2 million in the same period of 2014.

For the three months ended March 31, 2015, net cash used in investing activities was $16.3 million, compared to $11.0 million in the same period of 2014. The increase was primarily related to the capital expenditure of Xinjiang Phase 2b polysilicon project partially offset by the subsequent receipt of $5.1 million of the proceeds from the disposition of Nanjing Daqo in 2012.

For the three months ended March 31, 2015, net cash provided by financing activities was $22.7 million, compared to the net cash used in financing activities of $3.8 million in the same period of 2014. The company completed a follow-on offering in February 2015, the net proceeds of which were approximately $28.0 million.

Non-GAAP Financial Measures

To supplement Daqo's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), Daqo uses in this press release non-GAAP gross profit and non-GAAP gross margin, which exclude costs related to the non-operational polysilicon operations in Chongqing. Such costs mainly consist of depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang facility. The Company would expect a majority of these costs, such as depreciation, will continue to occur as part of the production cost in Xinjiang facility subsequent to the completion of the relocation plan. Once these assets are placed back in services, the Company will remove this adjustment from the non-GAAP reconciling item. We also use EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenue. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. Daqo believes that the non-GAAP financial measures facilitate investors' and management's comparisons to Daqo's historical performance and assists management's financial and operational decision making.

A reconciliation of Non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

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Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on May 8, 2015.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	1-888-346-8982
Participant international dial in:	1-412-902-4272
Hong Kong-local toll:	852-301-84992
Beijing-local toll:	86-105-357-3132
Mainland China toll free:	4001-201203
Hong Kong toll free:	800-905945
Participants please ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

A replay of the call will be available 1 hour after the end of the conference through May 15, 2015.

The conference call replay numbers are as follows: http://mms.prnasia.com/DQ/20150508/default.aspx

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10065350

Participants will be required to state their name and company upon entering the call.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy's web site at: www.dqsolar.com

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the outlook for the second quarter of 2015 and quotations from management in this announcement, as well as Daqo New Energy's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

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Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014

Revenues	$41,870	$49,472	$42,087
Cost of revenues	(33,401)	(36,911)	(33,064)
Gross profit	8,469	12,561	9,023
Operating expenses
Selling, general and administrative expenses	(4,574)	(4,739)	(1,498)
Research and development expenses	(111)	(156)	(937)
Other operating income (expenses)	298	(53)	36
Total operating expenses	(4,387)	(4,948)	(2,399)
Income from operations	4,082	7,613	6,624
Interest expense	(3,217)	(4,032)	(4,112)
Interest income	53	25	120
Foreign exchange gain (loss)	475	-	(2)
Income before income taxes	1,393	3,606	2,630
Income tax expenses	(215)	-	-
Net income (loss) attributable to Daqo New Energy Corp. shareholders	$1,178	$3,606	$2,630

Net income (loss)	1,178	3,606	2,630
Other comprehensive income:
Foreign currency translation adjustments	(93)	(2,149)	(3,428)
Total other comprehensive income	(93)	(2,149)	(3,428)
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$1,085	$1,457	$(798)

Income (loss) per ADS
Basic	$0.12	$0.40	$0.38
Diluted	$0.12	$0.39	$0.37
Weighted average ADS outstanding
Basic	9,793,703	8,943,114	6,937,114
Diluted	9,946,986	9,143,039	7,060,443

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Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014

ASSETS:
Current Assets:
Cash and cash equivalents	$14,838	$7,068	$8,702
Restricted cash	17,333	22,169	15,468
Accounts receivable, net	8,816	8,714	5,114
Note Receivables	48,370	50,240	34,042
Prepaid expenses and other current assets	15,511	12,836	18,534
Advances to suppliers	1,520	1,353	4,320
Inventories	9,398	9,582	12,371
Amount due from related party	12,447	9,987	11,323
Total current assets	128,233	121,949	109,874
Property, plant and equipment, net	559,591	559,006	475,850
Prepaid land use right	28,879	29,007	29,428
Other non-current assets	169	169	169
TOTAL ASSETS	716,872	710,131	615,321

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	147,982	159,804	135,290
Accounts payable	17,579	16,784	17,396
Note payables	34,918	48,942	25,843
Advances from customers	6,871	7,308	10,842
Payables for purchases of property, plant and equipment	63,612	64,576	45,708
Accrued expenses and other current liabilities	9,184	8,956	6,217
Amount due to related party	95,654	89,698	78,164
Income tax payable	216	-	-
Total current liabilities	376,016	396,068	319,460
Long-term borrowings	74,187	77,336	124,912
Advance from customers – long term portion	2,272	3,401	6,877
Other long Term Liabilities	26,414	26,558	26,915
TOTAL LIABILITIES	478,889	503,363	478,164

EQUITY:
Ordinary shares	26	22	17
Treasury stock	(399)	(399)	(398)
Additional paid-in capital	233,250	203,125	147,304
Accumulated losses	(14,840)	(16,019)	(30,037)
Accumulated other comprehensive income	19,946	20,039	20,271
Total equity	237,983	206,768	137,157

TOTAL LIABILITIES & EQUITY	716,872	710,131	615,321

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Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended March 31,
	2015	2014
Operating Activities:
Net income	$1,178	$2,630
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,993	628
Inventory write-down	62	-
Allowance for doubtful accounts	176	(1,837)
Depreciation of property, plant and equipment	6,885	7,060

Changes in operating assets and liabilities:
Accounts receivable	(272)	6,633
Note receivables	1,919	(18,112)
Prepaid expenses and other current assets	(2,662)	5,336
Advances to suppliers	(166)	(3,460)
Inventories	131	(1,871)
Amount due from related parties	(6,838)	2,093
Amount due to related parties	3,404	(97)
Prepaid land use rights	156	949
Other non-current assets	-	5
Accounts payable	778	(299)
Notes payables	(4,094)	24,268
Accrued expenses and other current liabilities	219	(1,245)
Income tax payable	216	-
Advances from customers	(1,577)	(7,423)
Deferred government subsidies	(170)	(39)
Deferred tax assets	-	-
Net cash provided by operating activities	1,338	15,219

Investing activities:
Purchases of property, plant and equipment	(26,251)	(4,398)
Decrease (increase) in restricted cash	4,858	(6,642)
Proceeds from disposition of Nanjing Daqo	5,110	-
Net cash used in investing activities	(16,283)	(11,040)

Financing activities:
Proceeds from related parties loans	35,702	46,438
Repayment of related parties loans	(26,012)	(56,714)
Proceeds from bank borrowings	31,201	17,937
Repayment of bank borrowings	(46,319)	(11,475)
Proceeds from follow-on equity offering	30,030	-
Issuance cost for follow-on equity offering	(2,033)	-
Proceeds from options exercised	141	-
Net cash provided by (used in) financing activities	22,710	(3,814)

Effect of exchange rate changes	5	506
Net increase in cash and cash equivalents	7,770	871
Cash and cash equivalents at the beginning of the period	7,068	7,831
Cash and cash equivalents at the end of the period	14,838	8,702

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Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014
Gross profit / (loss)	8,469	12,561	9,023
Costs related to the non-operational Chongqing polysilicon operations	3,275	3,329	3,683
Non-GAAP gross profit / (loss)	11,744	15,890	12,706

	Three months Ended
	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014
Gross margin	20.2%	25.4%	21.4%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	7.8%	6.7%	8.8%
Non-GAAP gross margin	28.0%	32.1%	30.2%

	Three months Ended
	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014
Net income / (loss)	1,178	3,606	2,630
Income tax expense	215	-	-
Interest expense	3,217	4,032	4,112
Interest income	(53)	(25)	(120)
Depreciation	6,885	7,052	7,060
EBITDA (non-GAAP)	11,442	14,665	13,682
EBIDTA margin (non-GAAP)	27.3%	29.6%	32.5%

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.

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